Mail Stop 07010

      November 17, 2005



Mr. John Bingman
CCA Industries, Inc
200 Murray Hill Parkway
East Rutherford, NJ 07073

	RE:	CCA Industries, Inc.
      Form 10-K for the year ended November 30, 2004
      Filed February 17, 2005
      File No. 1-31643


Dear Mr. Bingman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Patricia Armelin, Staff Accountant, at
(202) 551-3747 or, in her absence, to the undersigned at (202)
551-
3768.



                                                Sincerely,



							John Cash
								Accounting Branch Chief
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE